

**AFFIRMATION**

I, Joel Magerman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bryant Park Capital Securities, Inc. for the year ended December 31, 2107, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer

Joel Magerman

Signature

General Securities Principal

Title

Commonwealth of Pennsylvania
Montgomery County

Subscribed and sworn

to before me Teresa Parris

on February 13th, 2018

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Teresa Parris, Notary Public
Conshohocken Boro, Montgomery County
My Commission Expires April 16, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: January 31, 2007<br>Estimated average burden<br>hours per response.... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38238 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**BRYANT PARK CAPITAL SECURITIES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**489 Fifth Avenue, 16th Floor**
**New York, NY 10017**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Steven C. Bender** **646.290.7248**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Citrin Cooperman & Company, LLP**
(Name - *if individual, state last, first, middle name*)

| **529 Fifth Avenue** | **New York** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

| FOR OFFICIAL USE ONLY |
|---|
| |

*must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**BRYANT PARK CAPITAL SECURITIES, INC.**

**TABLE OF CONTENTS**

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
DECEMBER 31, 2017

# TABLE OF CONTENTS





CITRINCOOPERMAN®
Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Bryant Park Capital Securities, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. (a wholly-owned subsidiary of Bryant Park Capital LLC) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bryant Park Capital Securities, Inc. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Bryant Park Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Bryant Park Capital Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bryant Park Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We are uncertain as to the year our predecessor firm began serving consecutively as the auditor of Bryant Park Capital Securities, Inc.'s financial statements; however, we estimate that our predecessor firm has been Bryant Park Capital Securities, Inc.'s auditor consecutively since at least 1993.

New York, New York
February 13, 2018

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

# BRYANT PARK CAPITAL SECURITIES, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 22,292 |
| Prepaid expenses | | 13,467 |
| TOTAL ASSETS | $ | 35,759 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable | $ | 592 |
| Total liabilities | | 592 |
| Stockholder's equity: | | |
| Common stock, no par value, 15,000 shares authorized; 10,000 shares issued and outstanding | | 10,000 |
| Additional paid-in capital | | 166,681 |
| Accumulated deficit | | (141,514) |
| Total stockholder's equity | | 35,167 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 35,759 |

See accompanying notes to statement of financial condition.

2

# BRYANT PARK CAPITAL SECURITIES, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

### NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of Bryant Park Capital LLC (the "Parent").

### NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit and money market accounts.

Income Taxes
The Company has elected to be a Qualified Subchapter S Subsidiary ("QSSS") of the Parent. As a QSSS, all items of taxable income, deductions, and tax credits are passed through to and are reported by the owners of the Parent on their respective income tax returns. Accordingly, this financial statement does not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

The following are the major tax jurisdictions for the Company: federal, New York State, New York City and Pennsylvania. Generally, tax years 2014 to present are open for examination by federal, state and local tax authorities.

**NOTE 3.    REGULATORY REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2017, the Company had net capital of approximately $21,700, which was approximately $16,700 in excess of the required minimum net capital of $5,000. In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

**NOTE 4.    RELATED-PARTY TRANSACTIONS**

In August 2017, the Parent and Company entered into a new service agreement under which the Parent allocates administrative expenses to the Company. The Parent has forgiven $40,000 in allocable expenses in 2017, which the Company has treated as additional paid-in capital.

As of December 31, 2017, the Company owed the Parent $592 as recorded in the accompanying statement of financial condition as accounts payable.

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were received or distributed to the Parent during 2017.

**NOTE 5.    SUBSEQUENT EVENTS**

Management has evaluated the activity of the Company through the date this financial statement was issued and has concluded that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.